ERE Management, Inc.
                     8275 Southern Eastern Avenue, Suite 200
                             Las Vegas, Nevada 89123
                                Tel: 702-990-8402

                                                                January 31, 2011

By Fax and Edgar

Jaime G. John
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Fax: 703-813-6981

     Re: ERE Management, Inc.
         Form 8-K
         Filed December 17, 2010
         File No. 000-52929

Dear Ms. John:

     ERE Management, Inc. ("ERE") acknowledges receipt of the letter dated December 23, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our filing on Form 8-K/A that was filed with the SEC on January 18th, 2011 (the "Amended Draft"). The following is an item-by-item response to the Staff's comments.

     We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

     We acknowledge that ERE is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

1. PLEASE AMEND YOUR FORM 8-K TO STATE WHETHER THE PRINCIPAL ACCOUNTANT'S REPORT ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION OR WAS QUALIFIED OR

                              ERE Management, Inc.
                     8275 Southern Eastern Avenue, Suite 200
                             Las Vegas, Nevada 89123
                                Tel: 702-990-8402


     MODIFIED AS TO THE UNCERTAINTY, AUDIT SCOPE, OR ACCOUNTING PRINCIPLES, AND ALSO DESCRIBE THE NATURE OF EACH SUCH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION, OR QUALIFICATION. NOTE THAT SUCH DISCLOSURE IS REQUIRED BY ITEM 304(A)(1)(II) OF REGULATION S-K. IN THIS REGARD, WE NOTE THAT THE REPORT OF REGISTERED INDEPENDENT AUDITORS INCLUDED IN YOUR 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2010 REFERENCED UNCERTAINTY RELATING TO YOUR ABILITY TO CONTINUE AS A GOING CONCERN. PLEASE ENSURE THAT YOUR AMENDED FORM 8-K ADDRESSES THIS UNCERTAINTY.

     RESPONSE: Revised. We have amended the Form 8-K in the 8-K/A filed on January 18, 2011 and updated our disclosure as to our principal accountant's report on the financial statements for the past two years. Each of those reports contained a modified opinion as to the uncertainty of our ability to continue as a going concern. Please see the Amended Draft of the Form 8-K/A that was filed with the SEC on January 18th, 2011.

2. IN YOUR AMENDED FORM 8-K, INCLUDE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT REFERENCING THE REVISED FORM 8-K.

     RESPONSE: Revised. We have included an updated Exhibit 16.1 from our former independent accountant, Etania Accounting Group P.C. Please see Exhibit 16.1 that is attached to the Amended Draft of the Form 8-K/A that was filed with the SEC on January 18th, 2011.

                                      * * *

     We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact tel: 702-990-8402.

                                         Sincerely,


                                         /s/ Jose Christopher G. Imperial
                                         ---------------------------------------
                                         Jose Christopher G. Imperial, President
                                         ERE Management, Inc.


                                       2